Filed by CBOE Holdings, Inc.
       pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: CBOE Holdings, Inc.
                        Subject Company s Commission File No.: 333-140574





   On February 26, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

                              CBOE NEWS RELEASE
                       Chicago Board Options Exchange
                            400 S. LaSalle Street
                             Chicago, IL  60605

   FOR IMMEDIATE RELEASE

             CBOE PREVAILS IN MOTION TO RETURN SUIT AGAINST ISE
                           TO ILLINOIS STATE COURT

   CHICAGO, February 26, 2007 - Today, CBOE, Dow Jones, and McGraw-Hill/S&P won the right to keep their lawsuit against the International Securities Exchange (ISE) in Illinois state court. This lawsuit was filed to prevent ISE from listing and trading index options on the S&P 500 and Dow Jones Industrial Average in conflict with CBOE's exclusive license for options on those indexes.

   This lawsuit was originally filed in Illinois state court, and ISE subsequently removed the case to Illinois federal court. The Illinois federal court agreed with CBOE and the index providers to return the case to Illinois state court on the basis that there is no federal jurisdiction to consider these state law claims (including misappropriation and unfair competition) and that these claims are not preempted by federal law. The Illinois Supreme Court has recognized that state law forbids the use of proprietary indexes in trading without a license from the index provider.

   "We are gratified by today's decision, which confirms our belief that Illinois state court is the appropriate forum for the resolution of this dispute. Legal precedent in Illinois fully supports CBOE's position. CBOE has made considerable investments in creating, developing and marketing index options, and we will continue to work with Dow Jones and S&P -- the owners of these indexes -- to defend our exclusive rights to list and trade options on these indexes," said William J. Brodsky, CBOE Chairman and CEO.

   CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission
   (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.







   CBOE CONTACTS:
   -------------

   Lynne Howard-Reed        Gary Compton
   (312) 786-7123           (312) 786-7612
   howardl@cboe.com         comptong@cboe.com

   CBOE{R} and Chicago Board Options Exchange{R} are registered trademarks of Chicago Board Options Exchange, Incorporated.

   THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE OR JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR
   JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE
   SECURITIES ACT OF 1933, AS AMENDED.

   IN CONNECTION WITH THE PROPOSED RESTRUCTURING TRANSACTION, CBOE HOLDINGS, INC. ("CBOE HOLDINGS") HAS FILED CERTAIN RELEVANT MATERIALS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC), INCLUDING A REGISTRATION STATEMENT ON FORM S-4. MEMBERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE A PART OF THE REGISTRATION STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. MEMBERS ARE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS, AS WELL AS THE OTHER FILINGS CONTAINING INFORMATION ABOUT CBOE HOLDINGS AND THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED ("CBOE"), WITHOUT CHARGE, AT THE SEC'S WEB SITE, HTTP://WWW.SEC.GOV, AND THE COMPANIES' WEBSITE, WWW.CBOE.COM.
   IN ADDITION, CBOE MEMBERS MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY CBOE HOLDINGS OR THE CBOE FROM CBOE HOLDINGS BY DIRECTING A REQUEST TO THE OFFICE OF THE SECRETARY, CBOE HOLDINGS, INC., 400 SOUTH LASALLE STREET, CHICAGO, ILLINOIS 60605.

   CBOE HOLDINGS, THE CBOE AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF CBOE HOLDINGS AND OF THE CBOE IS AVAILABLE IN THE PROSPECTUS/PROXY STATEMENT.